EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

Cell Therapeutics Inc.:

We consent to the incorporation by reference in Amendment No. 1 to the registration statement filed by Cell Therapeutics, Inc. on August 21, 2003 (the “Form S-4”) of our report dated August 6, 2003, with respect to the balance sheets of Novuspharma S.p.A., a development stage company, as of December 31, 2002 and 2001, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2002 and for the period from January 1, 1999 (inception to December 31, 2002), which report appears in Amendment No. 1 to the Form S-4. We also consent to the reference to our firm under the caption “expert” in Amendment No. 1 to the Form S-4.

KPMG S.p.A.

Milan, August 21, 2003